

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2024

Swee Kheng Chua
Chief Executive Officer
Concorde International Group Ltd.
3 Ang Mo Kio Street 62, #01-49 LINK@AMK
Singapore 569139

> **Re: Concorde International Group Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed November 5, 2024**
> **File No. 333-281799**

Dear Swee Kheng Chua:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 3, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed November 5, 2024
Unaudited Consolidated Financial Statements as of and for the six months ended June 30, 2024 and 2023
Notes to Unaudited Consolidated Financial Statements
14. Equity, page F-74

1.   It appears from your disclosure that you issued 20,788,886 Class B Ordinary Shares to members of the Board, executive officers or their affiliates and existing shareholders, for total consideration of $208. Please tell us how you accounted for the issuance of these shares, specifically, how you determined the fair value and the reasons for any differences between those valuations of your common stock leading up to the IPO and the estimated offering price.

      Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Trade & Services

cc: Louis A. Bevilacqua